20004479 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pundion LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 3rd Floor
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yael Mantsour 972-52-6779821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [V] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 24 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED
FEB 24 2020
Trading and Markets
Securities and Exchange Commission

RMS

Serial No. 3/2020/1

AUTHENTICATION OF SIGNATURE

I, the undersigned, Yogev Halevi Notary holding license no. 217147, hereby certify that on 17.02.2020 appeared before me at her office at 6 Habal Shemtov Lod Isrel:

Mrs . **Yael Mantsour** , whose identity has been proven to me by Israeli ID card number **043160902** issued on 12.10.2018 by the Ministry of the Interior of the State of Israel.

And I am convinced that the persons standing before me understood fully the significance of the action and voluntarily signed the attached documents: the document drawn up in the English language, marked with the letter **"A"**.

In witness whereof I hereby authenticate the signatures of Mrs **Yael Mantsour** by my own signature and seal, this day **17.02.2020**.

Notary fee **77** NIS, including VAT.

מסי סידורי **3/2020/1**

אימות חתימה

אני החתום מטה יוגב הלוי נוטריון בעל רישיון מספר 217147 מאשר, כי ביום **17.02.2020** ניצבה לפני במשרדה ברחוב הבעל שם טוב 6 לוד מדינת ישראל :

גב יעל מנצור שזהותה הוכחה לי על פי תעודת זהות ישראלית מספר **043160902** שהונפקה ביום 12.10.2018 על ידי משרד הפנים של מדינת ישראל.

ושוכנעתי כי הניצבת בפני הבינה הבנה מלאה את משמעות הפעולה וחתמה מרצונה החופשי על המסמכים המצורפים: על המסמך הערוך בשפה האנגלית המסומן באות **"א"**.

לראיה אני מאמת את חתימתה של גבי יעל מנצור בחתימת ידי ובחותמי, היום **17.02.2020**

שכר נוטריון 77 שקלים חדשים, כולל מע"מ.

נוטריון יוגב הלוי YOGEV HALEVI NOTAIRE NOTARY

חותם הנוטריון
Notary's Seal

חתימה
Signature

"A"–"א"

OATH OR AFFIRMATION

I, ______Yael Mantsour________________, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ______Pundion LLC________________ as of ____December 31, 2019____ are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Yael Mantsour
Signature

Director of finance
Title

Subscribed and sworn to before me this

13 day of Feb , 2020

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

נוטריון
יוגב הלוי
YOGEV HALEVI
NOTAIRE NOTARY

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Pundion LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pundion LLC (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pundion LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pundion LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pundion LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Pundion LLC's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 13, 2020

PUNDION LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 2,901,977
Due from broker	19,986,228
Exchange fees receivable	1,960,264
Securities owned, at fair value	8,808,992
Prepaid expense	319
Long term assets	50,000
TOTAL ASSETS	$ 33,707,780

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 411,740
Securities sold, not yet purchased, at fair value	6,883,510
Total liabilities	7,295,250
Member's equity:	
Total member's equity	26,412,530
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 33,707,780

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Pundion LLC (the "Company") was formed in the State of Delaware in February, 2011. The Company is a 100% owned subsidiary of Istra LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX. The Company is also a member of certain NYSE exchanges (The New York Stock Exchange, NYSE American, and NYSE ARCA), certain Cboe exchanges (BZX, BYX, EDGA and EDGX), Nasdaq and the Securities Investor Protection Corporation ("SIPC"). The Company performs proprietary trading of exchange listed securities. The Company does not refer or introduce customers to other broker dealers and does not hold or maintain funds or securities or provide clearing services for other broker-dealers. In 2017, the Company registered as a Lead Market Maker on a number of NYSE Arca and Cboe listed ETFs, and in 2019, on NASDAQ.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized in the period the fees are earned and securities transactions, if any, are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity for tax purposes and is not subject to Federal, state or local income taxes. All items of income, expenses, gains and losses are reportable by its Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2019.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years (current or prior three).

Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value:

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The inputs used to measure fair value may fall into different level of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company values its positions based on the following principles and method of valuation: Equities securities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are recognized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Securities sold short, not yet purchased represent obligation to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the securities sold short in excess of the proceeds received.

At December 31, 2019, the Company had securities owned totaling $8,808,992 and securities sold not yet purchased totaling $6,883,510 which were Level 1 assets and liabilities, respectively. The Company had no Level 2 or Level 3 assets or liabilities that were required to be disclosed according to FASB ASC 820.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company's net capital and net capital requirement were $22,556,862 and $100,000, respectively. The Company's net capital ratio was 0.0135 to 1.

NOTE 3- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent wherein the Parent provides use of its intellectual property for use in algorithmic trading, certain administrative services, and the use of certain office space. In exchange for these services the Company is billed a representative allocation of direct expenses based on human resources and other related factors.

At December 31, 2019, the Company prepaid $319 to the Parent for services to be performed in 2020, as permitted in the expense sharing agreement.

NOTE 4-SIGNIFICANT GROUP CONCENTRATION OF RISK

As of December 31, 2019, the Company did not enter into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

At December 31, 2019, a significant credit concentration consisted of approximately $20,200,000 with one of the Company's Clearing Broker dealers. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business. Management believes the Company is not exposed to any significant credit risk.

NOTE 5- COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

NOTE 6- GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

NOTE 7- FINANCIAL INSTRUMENTS

ASC 815, Derivatives and Hedging requires qualitative disclosures about objectives and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

NOTE 8- CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("MLPCC"). This agreement allows JBO participants to receive favorable margin treatment compared to the full margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in Floating Rate Preferred shares of MLPCC, which are reflected under Long term assets on the Statement of Financial Condition. Under FINRA Rule 4210, the agreement requires the Company to maintain a minimum net liquidity equity of $1 million with MLPCC.

NOTE 9-SUBSEQUENT EVENTS

The statement of financial condition was approved by management and available for issuance on February 13, 2020. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's financial statement.